BOFI HOLDING, INC.
Investor Presentation

January 2018

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2017. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	3.94	3.48
Salaries and benefits	0.83	1.49
Premises and equipment	0.15	0.32
Other non-interest expense	0.58	0.99
Total non-interest expense	**1.56**	**2.80**
Core business margin	**2.38**	**0.68**

1. For the three months ended 09/30/17 – the most recent data on FDIC website "Statistics on Depository Institutions Report"
   BofI Federal Bank only, excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 09/30/17. Total of 511 institutions $1-$10 billion

BofI's Business Model Is Differentiated From Other Banks



Customer Acquisition >	Sales >	Servicing >	Distribution

Customer Acquisition
- Digital Marketing
- Affinity and Distribution Partners
- Data mining/target feeding direct marketing
- Cross-sell

Sales
- Automated fulfillment
- Inbound call center sales
- Outbound call center sales
- Minimal outside sales
- Significant inside sales

Servicing
- Self-service
- Digital journey
- Direct banker (call center)

Distribution
- Balance sheet
- Whole loan sales options
- Securitization

Core Digital Capabilities



Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Fiscal 2017 Highlights Compared with Fiscal 2016



Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 17.78%

Return on Assets = 1.68%

Fiscal 2018 Second Quarter Highlights Compared with Fiscal 2017 Second Quarter



Asset Growth



$ Millions

	Q2 2017	Q2 2018
	8,168	8,916

9.2%

Deposit Growth



$ Millions

	Q2 2017	Q2 2018
	6,611	7,393

11.8%

Net Income



$ Millions

	Q2 2017	Q2 2018
	32.3	39.7* / 31.7

22.9%*

Diluted EPS



$ Diluted EPS

	Q2 2017	Q2 2018
	0.50	0.61* / 0.49

22.0%*

Non-GAAP Return on Equity = 18.54%*
Non-GAAP Return on Assets = 1.87%*
GAAP Return on Equity = 14.37%
GAAP Return on Assets = 1.49%

* Non-GAAP – adjusted for one-time deferred tax asset valuation charge of $8.0 million. Non-GAAP return on equity and non-GAAP return on assets additionally consider a full quarter's weighting impact of our share repurchases completed during the quarter ended December 31, 2017.

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios



Diluted EPS (FY)



$ per share

29% CAGR

	2012	2013	2014	2015	2016	2017
	0.58	0.72	0.96	1.34	1.85	2.07
Book value per share	$3.95	$4.79	$6.33	$8.51	$10.73	$13.05

Return On Average Equity (FY)



%

	2012	2013	2014	2015	2016	2017
	16.95	17.57	17.89	18.34	19.43	17.78
Tier 1 leverage ratio	8.6%	8.6%	8.7%	9.3%	8.8%	9.6%

BofI is a Top Quartile Performer Versus Bank Peer Group

The 93% on ROE means that the Bank outperformed 93% of all banks. The 19% G&A ranking means that only 19% of banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.82%	0.93%	90%
Return on equity	19.52%	8.49%	93%
G&A	1.51%	2.60%	19%
Efficiency ratio	31.95%	63.09%	5%

Source: Uniform Bank Performance Report (UBPR) as of 9/30/2017
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 9/30/17

Diverse Lending Business



Lending

- **Single family**
  - Gain-on-sale Mortgage Banking
  - Jumbo
  - Warehouse Lending

- **Commercial Real Estate**
  - Multifamily
  - Small Balance Commercial

- **C&I Lending**
  - Lender Finance
  - Asset Backed Lending
  - Equipment Leasing
  - Factoring
  - Bank Loans
  - Large Balance Commercial/Specialty Real Estate

- **Small business**
  - H&R Block Franchise Lending

- **Consumer**
  - Auto
  - Overdraft Lines
  - Unsecured Lending

Loan Diversity – December 31, 2017

Loan Portfolio[1]
100% = $7,969 Million



1. Gross loans and leases before premiums, discounts and allowances



Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)

	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018
	$6,811,470	$7,020,700	$7,374,493	$7,512,999	$7,874,431

Average Loan to Value	Multifamily	54%	55%	54%	54%	53%
	Single family	58%	58%	58%	57%	57%

Loan Pipeline Remains Strong
FY 2018 Q2



Loan Origination Growth



Fiscal Year Loan Originations



$ Billions

31.8% 5-yr CAGR

	2012	2013	2014	2015	2016	2017
Loans for sale	0.7	1.1	0.7	1.0	1.4	1.4
Loans for investment	0.7	1.0	2.3	3.3	3.6	4.2
Total	1.4	2.1	3.0	4.3	5.0	5.6

Annual growth rate   *53.2%*   *42.0%*   *42.2%*   *15.6%*   *11.2%*

■ Loans for sale   ■ Loans for investment

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- Consumer unsecured installment lending launch

Diversified Branchless Deposit Businesses



Key Elements

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Small business banking
- Business banking with simple suite of cash management services

Deposit

Commercial/ Treasury Management
- Full service treasury/cash management

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

BIN sponsorship
- Prepaid program managers with focus on large national programs

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



December 31, 2017

100% of Deposits = $7.4 billion



Checking Growth (6/2013-12/2017) = 854%

Savings Growth (6/2013-12/2017) = 267%

Our Business Banking Vertical has Fueled our Deposit Growth while Generating Significant Fee Income



Business Deposits by Account Type*

Percent (%)



Time Deposits **1%**

24% Savings & MMDA

Checking and other demand deposits **75%**

* As of quarter end 12/31/17

Business Banking Deposits

($MM)



Quarter	Amount
Q4 14	1,420
Q4 15	2,449
Q4 16	3,067
Q4 17	3,844
Q2 18	4,030

BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

BofI Deposits Have National Reach With Customers in Every State

BofI Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High

64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix



Deposit Growth



$ Millions

33.7% 5-yr CAGR

	2012	2013	2014	2015	2016	2017
	1,615	2,092	3,042	4,452	6,044	6,900
% CDs[1]	57%	50%	26%	18%	17%	12%
% Borrowings[2]	25%	25%	24%	15%	12%	9%

[1] as a % of total deposits
[2] as a % of total liabilities

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group

- Products and technology integration targeted to specific industry groups

- Create differentiated consumer and business banking platform

- Enhanced focus on customer service and user experience

- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

Diversified Fee / Non-Interest Income



% Fee Income FY 2017*

Fee Income

- **Mortgage Banking**
  - Agency
  - Jumbo
  - Multifamily

  22%

- **Gain on Sale – Other**
  - Structured Settlement
  - Other

  7%

- **Deposit/ Service Fees**
  - Cash/Treasury Management
  - Consumer Deposit
  - Prepaid
  - Tax
  - Payments

  64%

- **Prepayment Fee**

  7%

* Excludes securities income

Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions



	2010	2011	2012	2013	2014	2015	2016	2017
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/cash management • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto • Refund Advance (H&R Block) • Unsecured Consumer Lending
Distribution/channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores
M&A				• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing	

Key Goals of Universal Digital Bank



Personalization
- Increase chance of offering right product at the right time and place
- Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
- Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
- Products optimized by channel, recipient and journey
- Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
- Easy integration of third-party features (e.g., biometrics)
- Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
- Enable creative customer acquisition partners

Customizable Experience
- Provide holistic and interactive and intuitive design experience
- Integrate online experience with other channels

Cross-Sell
- Artificial intelligence and big data credit models enable quick credit decisions
- Customized product recommendations based upon analytical determination of need

Universal Digital Bank Consumer Platform



Product Development (In-House Apps)

- Robo-advisor
- Trusts

Cross-sell

- Auto
- IRA
- Mortgage
- Personal loan

Consumer Online Banking Platform

App Store Management

- Third party services/payments
- Third-party lending

Personalization & Segmentation

- Real-time retention
- Next-best action
- Transaction mining
- Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank



Framework for Data Analysis

Internal & External Databases

Evaluate assumptions & identify key learnings

Data aggregation & analysis

Analytics as a Key Asset

Predict customer behavior based on insights

Transform data into insights

CRM Tools

Key Learnings

Retention & Attrition Drivers to Boost Long-Term Customer Engagement

Customer Segmentation Methodology to Understand Usage & Behavior

Profitability Analysis at the Individual Customer Level

Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

We are Expanding our Strategic Partnership with H&R Block



H&R Block Overview

- Approximately 10,000 U.S branches

- Files 1 in every 7 U.S. tax returns

- 19.7 million U.S. tax returns per year

- 83% of customers receive a refund

- 35% franchise-owned

- Approximately 2,400 employees

- 55 million visits per year on HRB website

- Social media

    - 28,600 Twitter Followers
    - 463,000 Facebook fans
    - 1.7 Million views on YouTube

Products for 2018 Tax Season

- Refund Transfer

- Emerald Advance Unsecured Loan

- Emerald Prepaid Card

- Refund Advance Interest-Free Loan

    - BOFI is exclusive provider in 2018 tax season
    - BOFI will provide credit underwriting, loan origination, funding and loan servicing
    - Interest-free loan is collateralized by borrower's tax refund
    - BOFI's profits will depend on origination volume and actual credit losses

Omni Channel Approach for BofI's 2018 Digital Marketing Strategy



Marketing automation implementation

Organizational commitment to user experience

Digital personas for personalized interactions

Social employee engagement

Enhanced branding, messaging and positioning

Introduced BI reporting tool for analytics

Multi-dimensional analysis by geography, customer type, product, media, traffic source

Infrastructure

User Experience

Personalization & Data

DIGITAL STRATEGY

Brand & Content

Paid, Social & Mobile strategy

Analytical strategy

Business Process

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Tools List is a sampling and is not meant to be comprehensive

Monitoring & Management Oversight: Core Products

BOFI HOLDING

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- Updated AVMs twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Income Property Lending

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- FICO pulled twice a year
- Updated AVMs twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed twice a year

Commercial Specialty

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Best-in-Class Loan Quality



Total Net Charge-Offs Annualized[1]

(%)

- 0.4
- BofI: -0.01
- Banks $1-10 bn: 0.23
- -0.1



Loans in non-accrual to total loans[1]

(%)

- 2
- 1
- BofI: 0.42
- Banks $1-10 bn: 0.82
- 0

1. From FDIC SDI report at 9/30/17. Total of 511 institutions included in the $1-$10 billion group.

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2014	June 30, 2015	June 30, 2016	June 30, 2017
Credit and Quality Control	41	57	65	85
Risk, Internal Asset Review, Compliance, Audit and BSA	26	35	44	54

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and
Investor Relations
Phone: 858.649.2218
Mobile: 858.245.1442
jlai@bofi.com